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                                                                   Exhaibit 28.2

                                        COMMODORE
                                        ---------

                                        Commodore Applied Technologies, Inc.

                                        150 East 58th Street
                                        Suite 3400
                                        New York, New York 10155-3499
                                        (212) 308-5800
                                        (212) 753-0731 Fax

FOR IMMEDIATE RELEASE

                     THOMAS E. NOEL NAMED COMMODORE APPLIED
                      TECHNOLOGIES, INC. PRESIDENT AND CEO
                            Hannesson named Chairman

New York, New York, September 11, 1996 -- Commodore Applied Technologies, Inc. (AMEX: CXI, CXIW), an environmental technology services company, today announced that Thomas E. Noel has been named its President and Chief Executive Officer, effective October 1, 1996, replacing Paul E. Hannesson who will become the Company's Chairman of the Board. As Chairman, Mr. Hannesson succeeds Bentley J. Blum, the Company's majority shareholder who will remain a member of the Board.

Mr. Noel, 58, has held numerous executive positions in the hazardous, non-hazardous and low-level nuclear waste industries. He is currently President of TransAmerican Waste Industries, Inc., a nonhazardous waste disposal company where he will continue to serve in his present capacity until TransAmerican's pending merger is completed. He previously served two years as President of Ecova Corporation, an Amoco subsidiary in the environmental services business. From 1984 to 1992, he was at Chemical Waste Management, Inc., where he served as Senior Vice President of operations, managing that company's core business with more than 6,000 employees and $1.5 billion in annual revenues.

After graduating from the U.S. Military Academy at West Point, N.Y., he served 14 years in the Army, including two years as an aide to General Creighton Abrams, Commander of all U.S. Forces in Vietnam and Army Chief of Staff. Mr. Noel was a presidential appointee as Assistant Secretary of the Department of Energy, responsible for the U.S. Strategic Petroleum Reserve, a $20 billion federal program created following the Arab oil boycott in the early 1970's.

Mr. Hannesson, President of Commodore Applied Technologies, said, "Commodore is fortunate to have attracted Mr. Noel, an outstanding leader with proven managerial experience and a superb vision of our industry. We are confident that Mr. Noel will build Commodore into a major industrial services company."

Commodore Applied Technologies successfully completed an initial public offering of common stock on June 28, 1996, raising gross proceeds of $35 million. The company is 72% owned by Commodore Environmental Services, Inc. (OTC Bulletin
Board: COES).

Commodore Applied Technologies is commercializing its innovative technologies, including its proprietary solvated electron technology (SET) process, which earlier this year was awarded the U.S. EPA's first-ever portable, non-thermal, nationwide permit for the destruction of PCBs. The SET process also destroys chemical warfare agents and concentrates certain radioactive wastes for more effective disposal.

CONTACT:
Commodore Applied Technologies, Inc.
Melissa C. Berkowitz - Shareholders
John Peterson - Media
(212) 308-5800